# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Despegar.com, Corp., CIK 0001703141
CUSIP: G27358103
Title of class of securities: Ordinary shares, no par value
Address of issuer's principal executive offices: Commerce House, 4th Floor, Wickhams Cay 1, Road Town, Tortola, Virgin Islands British (D8), VG1110
Date of event which requires filing of this statement: 12/23/2024
Amends the filing with accession number 0001140361-20-021306
Filed by CIK 0001825814
Persons authorized to receive notices and communications: Dan Reid, LCLA Daylight LP c/o, Catterton Latin America Management, LLC, 30 Rockefeller Plaza, Suite 5405, New York, New York (NY), 10112, (212) 600-2139

## Reporting persons
- LCLA Daylight LP (CIK 0001825814): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 7,992,759; sole dispositive power 0; shared dispositive power 7,992,759; aggregate amount beneficially owned 7,992,759 (10.3% of the class)
- CALA 2 Managers Ltd: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 7,992,759; sole dispositive power 0; shared dispositive power 7,992,759; aggregate amount beneficially owned 7,992,759 (10.3% of the class)
- Scott A. Dahnke: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 7,992,759; sole dispositive power 0; shared dispositive power 7,992,759; aggregate amount beneficially owned 7,992,759 (10.3% of the class)
- Dirk Donath: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 7,992,759; sole dispositive power 0; shared dispositive power 7,992,759; aggregate amount beneficially owned 7,992,759 (10.3% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary shares, no par value
Name of issuer: Despegar.com, Corp.
Address of issuer's principal executive offices: Commerce House, 4th Floor, Wickhams Cay 1, Road Town, Tortola, Virgin Islands British (D8), VG1110
Comment: The Report on Schedule 13D relating to the ordinary shares, no par value (the "Ordinary Shares"), of Despegar.com, Corp., a British Virgin Islands corporation (the "Issuer"), initially filed with the Securities and Exchange Commission (the "SEC") on September 23, 2020, as amended and supplemented by the Amendment filed on June 17, 2024 (together, the "Schedule 13D") is amended and supplemented to include the information set forth in this Report on Schedule 13D/A (this "Amendment"). Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms not defined in this Amendment have the meanings given to such terms in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is amended and supplemented as follows:

Merger Agreement

On December 23, 2024, the Issuer entered into an Agreement and Plan of Merger by and among MIH Internet Holdings B.V. ("Parent"), MIH Investments Merger Sub Limited and the Issuer (the "Merger Agreement"). Pursuant to the Merger Agreement, each Ordinary Share of the Issuer will be converted into the right to receive $19.50 per share in cash. The Issuer's outstanding Series A Preferred Shares, no par value per share (the "Series A Preferred Shares"), will be cancelled and converted into the right to receive payment of the amount due in accordance with their terms. Closing is subject to the approval of the Issuer's shareholders, the receipt of required regulatory clearances and other customary closing conditions.

Voting Agreement

In connection with the Merger Agreement, on December 23, 2024, certain shareholders of the Issuer, including LCLA Daylight LP, entered into a Voting and Support Agreement with Parent pursuant to which LCLA Daylight LP agreed, among other things and subject to the terms and conditions of the Voting Agreement, to vote the Ordinary Shares and Series A Preferred Shares (the "Subject Shares") beneficially owned by such entity in favor of the approval and adoption of the Merger Agreement and the transactions contemplated therein. Additionally, pursuant to the Voting Agreement, LCLA Daylight LP and the other shareholders signatory thereto granted an irrevocable proxy appointing Parent as such shareholder's attorney-in-fact and proxy, with full power of substitution, for and in such shareholder's name, to vote, express consent or dissent, or otherwise utilize such voting power as Parent or its proxy or substitute shall, in Parent's sole discretion, deem proper with respect to the Subject Shares if such shareholder is unable to perform or otherwise does not perform its obligations under the Voting Agreement.

The foregoing description of the Voting Agreement is qualified by reference to the Voting Agreement, a copy of which is attached hereto as Exhibit 1 and is incorporated by reference in this Item 4.

The Voting Agreement may result in the Reporting Persons being deemed a "group" with Parent, the other shareholders signatory thereto, and their affiliates (collectively, the "Applicable Persons"). The Reporting Persons expressly disclaim beneficial ownership of any securities beneficially owned by the Applicable Persons and the existence of any such group.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and restated to read as follows:

The information set forth in Items 2, 3 and 4 is hereby incorporated by reference into this Item 5.

The number and percentage of Ordinary Shares to which this Amendment relates is 7,992,759, constituting 10.3% of the Ordinary Shares outstanding. The percentage of beneficial ownership in this Amendment is calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, and is based on an aggregate of 66,648,804 Ordinary Shares outstanding as of December 31, 2023 as reported by the Issuer in its Annual Report on Form 20-F for the fiscal year ended December 31, 2023.
Number of shares as to which each person has sole or shared power to vote or dispose: Each Reporting Person may be deemed to have the shared power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the Ordinary Shares reported herein. Messrs. Dahnke and Donath each disclaim beneficial ownership of any Ordinary Shares held of record or beneficially owned by LCLA Daylight or CALA2 Managers, except to the extent of any pecuniary interest therein.
Transactions in the class effected during the past sixty days: Other than as disclosed in Item 4 of this Amendment, none of the Reporting Persons has effected any transactions in the Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Ordinary Shares reported herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Item 4 is hereby incorporated by reference into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Voting and Support Agreement, dated December 23, 2024, by and among MIH Internet Holdings B.V. and the shareholders listed on Schedule A thereto.

## Signatures
- LCLA Daylight LP: By: CALA 2 Managers Ltd, its General Partner: By: /s/ Dirk Donath, Dirk Donath/Director (12/26/2024)
- CALA 2 Managers Ltd: By: /s/ Dirk Donath, Dirk Donath/Director (12/26/2024)
- Scott A. Dahnke: /s/ Scott A. Dahnke, Scott A. Dahnke (12/26/2024)
- Dirk Donath: /s/ Dirk Donath, Dirk Donath (12/26/2024)